SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	FY & Q4 2005 Results

Adecco releases 2005 full year results

and unveils future strategy

New organizational set up follows strategic focus on professional services

Single brand strategy to enhance Adecco’s global brand awareness

FY 2005 HIGHLIGHTS (2005 vs. 2004)

•	Revenues of EUR 18.3 billion, up 6% (6% underlying1)

•	Gross margin improvement of 20 bps to 16.9%

•	Operating income of EUR 614 million, up 16% (9% underlying1)

•	Net income of EUR 453 million, up 37%; basic EPS of EUR 2.43 (2004: EUR 1.77)

•	Dividend of CHF 1.00 per share proposed (2004: CHF 1.00)

Q4 2005 HIGHLIGHTS (Q4 05 vs. Q4 04)

•	Revenues of EUR 4.9 billion, up 4% (6% underlying1)

•	Underlying[1] revenue growth of 5% in General Staffing and 16% in Professional Staffing

•	Gross margin improvement of 60 bps to 17.3%

•	EUR 13 million restructuring costs

•	Operating income of EUR 164 million down 11% (up 7% underlying1)

•	Net income of EUR 171 million supported by EUR 65 million from PSI gain and favourable tax benefits

Chéserex, Switzerland – March 3, 2006: The Adecco Group, the worldwide leader in Human Resource services, announced today results for the full year 2005 and unveiled its growth strategy.

Klaus J. Jacobs, Adecco Group Chairman and Chief Executive Officer, said: “After a detailed review of our strategy in summer 2005, we took the necessary restructuring decisions to move the company forward. Consequently we focus on expanding our professional offering by introducing global business lines. This decision is supported by the significant growth achieved in our professional staffing units during 2005 as well as by the accelerating demographic changes leading to scarcity of skills. Unifying all our businesses under one brand Adecco will allow us to increase visibility to better attract the best talents and to concentrate marketing costs. In parallel, we will reduce back offices in each country to one – thus, saving costs and reducing complexity.”

“Assuming that the overall economic conditions remain favourable, I am confident that we will achieve revenue growth of 7-9% in the years to come, with a continuous operating income margin improvement to over 5% by 2009. Our focus is not only financial performance but a constant striving for best quality: over 6’000 branch managers will be trained in the first half of the year to deliver new services to associates and clients. We will continue acquiring companies with special business or geographical know-how where and whenever this will accelerate growth.”

“We are off to a good start in 2006 giving us comfort that our decisions are right”, Klaus J. Jacobs added.

1	Underlying is a non-US GAAP measure and is presented for comparison on a like for like basis. It is in constant currency excluding acquisitions Humangroup and Altedia, 14th week in Q4 2004, changes in estimates for French payroll provision (less reduction in 2005 versus 2004 of EUR 40 million for the full year and EUR 26 million for the fourth quarter) and costs associated with the financial reporting delay of EUR 83 million in 2004 (EUR 2 million in Q4 2004).

Adecco SA – FY and Q4 2005 Results	Page 1 of 12	3/3/2006

NEW ORGANIZATIONAL SETUP

As of January 1st 2006, Adecco has implemented a new management structure focused upon six global business lines, through which the Group’s main services, including temporary staffing, permanent placement, project solutions and outsourcing services, will be marketed and managed: Adecco Finance & Legal; Adecco Engineering & Technical; Adecco Information Technology; Adecco Medical & Scientific; Adecco Sales, Marketing & Events; and Adecco Human Capital Solutions.

Adecco’s country heads will continue to manage directly the industrial and office staffing business, while supporting the expansion of and driving efficiency across the global business lines at country level.

Starting in 2006, Adecco’s financial reporting will primarily reflect the new structure of geographic units along with professional business lines.

FY 2005 AND Q4 2005 FINANCIAL PERFORMANCE

Sales

Group sales for the fiscal year of 2005 were EUR 18.3 billion, a 6% increase on a reported and underlying1 basis compared to the fiscal year 2004. Sales for the fourth quarter increased to EUR 4.9 billion, which is an addition of 4% and 6% on an underlying1 basis. The permanent placement business grew 24% in revenues in the full year and 30% in the fourth quarter. Adecco Staffing contributed over 50% of permanent revenues in 2005.

Gross Profit

Gross margin in the full year 2005 improved 20 bps to 16.9% versus 2004. Adecco Staffing’s gross margin was maintained at 15.0%, while in Ajilon Professional Staffing an increase of 10 bps to 24.3% was achieved. In the fourth quarter as a result of the growing contribution from the professional and permanent placement business, gross margin improved by 60 bps to 17.3% compared to the same quarter last year. Altedia contributed a 30 bps enhancement in the quarter.

Operating Costs

Operating costs were up 5% for the full year and 13% for the quarter. On an underlying1 basis operating costs as a percentage of sales for the full year increased to 13.3% (2004: 13.2%) and to 13.7% in the quarter (Q4 2004: 13.0%). Organically, the office network has grown by 5% (+300 offices) and FTEs by 11% (+3,200 FTEs) compared to the same quarter last year. Additionally the group incurred restructuring costs, which increased corporate and local operating costs by approximately EUR 13 million in the fourth quarter of 2005.

Operating Income

Operating income for the fiscal year 2005 was EUR 614 million, an increase of 16% (9% underlying1) compared to the full year 2004. Operating income margin improved to 3.4% versus 3.1% last year. In the fourth quarter Adecco generated an operating income of EUR 164 million (-11% versus prior year), which corresponds to an operating margin of 3.3%. On an underlying basis this represents an operating profit growth of 7% compared to the fourth quarter last year.

Interest and Other expenses

Interest and other expenses were EUR 9 million in 2005, which compares to EUR 54 million in 2004. In the fourth quarter Adecco realized a EUR 42 million gain on the divestment of a minority holding in PSI (Professional Service Industries). Excluding this gain interest and other expenses were EUR 51 million in 2005. Adecco is benefiting from continued reduction in the group’s gross debt position, which resulted in reduced interest expenses of EUR 10 million. This was partially offset by higher hedging costs of EUR 7 million.

1	See definition on page 1

Adecco SA – FY and Q4 2005 Results	Page 2 of 12	3/3/2006

Provision for Income Taxes

The effective tax rate for the fiscal year 2005 was 24.8% compared with 36.5% last year. The main contributing elements supporting this reduction are: the absence of expenses associated with the 2003 financial reporting delay, which received a lower tax benefit; the successful resolution of a number of prior years’ tax audits and changes in tax legislation. The benefit from these favourable events during the fourth quarter 2005 amounted to EUR 34 million.

Net Income and EPS

Net income was up 37% to EUR 453 million in 2005 (2004: EUR 332 million). Basic EPS was EUR 2.43 for 2005 (EUR 1.77 for 2004). In the fourth quarter Adecco reported a net income of EUR 171 million, representing a net income margin of 3.5%. The divestment gain on PSI and favourable tax benefits combined contributed EUR 65 million to the quarter’s net income.

Balance Sheet, Cash-flow, and Net Debt1

The group generated EUR 298 million of operating cash flow in 2005, compared with EUR 542 million in 2004. The main reason for this decrease is the timing of cash payments. The additional week at year end of fiscal year 2004 had a positive impact on operating cash flow in 2004 and in 2005 a corresponding negative impact. Despite the lower gross debt, net debt increased by EUR 125 million to EUR 424 million at the end of the fourth quarter of 2005. This increase was mainly due to the following: the purchase of Altedia (EUR 91 million net of cash acquired) and of Humangroup (EUR 57 million net of cash acquired) combined with dividend payments (EUR 121 million), the purchase of Adecco shares (EUR 58 million) and capital expenditure of EUR 68 million offset by the operating cash flow of EUR 298 million. DSO remained at 60 days for the full year.

Currency Impact

Currency fluctuations had a minimal impact on the full year’s revenues and earnings. In the fourth quarter mainly the stronger US dollar improved the group’s results by approximately 1%.

Dividend payout

The Board of Directors will propose a dividend of CHF 1.00 per share (2004: CHF 1.00) for approval by shareholders at the Annual General Meeting. The proposal implies a dividend payout ratio on net income of 31%, when excluding the gain on PSI and tax settlements, which is in line with historic payout ratios. It is planned that the dividend for the shares will be paid on June 6, 2006, the dividend for the ADRs will be paid on July 10, 2006.

53rd accounting week impact

The fiscal year 2004 included 53 weeks compared to 52 weeks in 2005. The additional sales of the extra week were EUR 214 million which generated operating income of approximately EUR 10 million.

Litigation and Regulatory matters

After the pending consolidated class action complaint filed against the company and certain of its directors and officers in the United States District Court for the Southern District of California was dismissed without prejudice, the plaintiffs filed an amended complaint. The company has made a motion to dismiss the amended complaint, which is pending before the court. The company continues to believe that there is no merit to the allegations and will continue to defend itself vigorously. The previously announced US state unemployment tax reviews and French antitrust investigation are also ongoing. As previously stated, there can be no assurance that the resolution of these matters will not, individually or in the aggregate, have a material adverse effect on Adecco’s consolidated financial position, results of operations, or cash flows.

1	Net debt is a non-US GAAP measure and comprises short-term and long-term debt less cash and cash equivalents and short-term investments.

Adecco SA – FY and Q4 2005 Results	Page 3 of 12	3/3/2006

DIVISIONAL PERFORMANCE

In 2005, Adecco’s services were marketed, offered and managed through three Divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services. In 2006, this structure has been replaced by a geographical structure combined with the newly introduced professional business lines.

General Staffing

In 2005, the division contributed EUR 16.1 billion or 88% of group revenues and 84% of total operating income generated by operating units. Overall, Adecco Staffing grew sales in 2005 by 5%. The division’s operating income rose 1% to EUR 626 million in 2005, which represents an operating margin of 3.9%. In the fourth quarter the division generated revenues of EUR 4.3 billion, an increase of 3% (5% underlying1), and an operating income of EUR 172 million, which is an operating margin of 4.0%.

Full year and Q4 2005 sales and sales growth on an underlying1 basis for key Adecco Staffing business units, which account for over 90% of the division’s revenues, were as follows:

	FY 2005 Sales		Q4 2005 Sales
	(EUR million)	(% variance underlying)	(EUR million)	(% variance underlying)
Adecco France	6’113	2%	1’558	-1%
Adecco North America	2’716	-4%	736	-4%
Adecco Japan	1’305	14%	330	8%
Adecco Italy	1’034	8%	285	9%
Adecco Iberia[2]	874	33%	248	47%
Adecco Benelux	815	11%	225	12%
Adecco UK	804	10%	219	13%
Adecco Nordics	525	33%	151	30%
Adecco Germany	365	15%	107	21%
Adecco Switzerland	362	15%	95	13%

In Europe in the fourth quarter, revenues increased 6% (underlying1). In France, stable revenues on an underlying1 basis in the quarter continue to reflect lower demand in the automotive sector, which was partially compensated by accelerating growth in speciality markets such as construction and logistics. Operating profits in the quarter in France decreased 33% primarily due to changes in estimates of French payroll provision compared to the prior year. On an underlying1 basis operating profits in France were approximately 5% lower reflecting increased costs due to investments in speciality branches and permanent placement.

In Adecco North America the group continued its focus on profitable accounts, which lowered revenues by 4% on an underlying1 basis in the fourth quarter. This improved business mix combined with lower bad debt provisions are the main reasons for the improvement of operating income margin of 210 bps compared to the same period last year. Operating profit increased by 72% in constant currency.

Professional Staffing

Ajilon increased sales for the full year 2005 by 13% to EUR 2 billion with a 25% increase in operating income, which represents an operating margin of 5.3%. Ajilon represents 11% of group revenues and 14% of total operating income generated by operating units over the 12 months under review. In the fourth quarter, Ajilon grew revenues by 14% (16% underlying1) and improved operating income margins to 6.0%, a 70 bps increase compared to the fourth quarter in 2004.

1	See definition on page 1
2	Includes revenues of Humangroup; excluding Humangroup Adecco Iberia’s revenue growth is 10% for FY 2005 and Q4 2005.

Adecco SA – FY and Q4 2005 Results	Page 4 of 12	3/3/2006

Full year and Q4 2005 sales and sales growth on an underlying1 basis for key professional staffing business units were as follows:

	FY 2005 Sales		Q4 2005 Sales
	(EUR million)	(% variance underlying)	(EUR million)	(% variance underlying)
Ajilon North America	787	14%	215	12%
Ajilon UK	766	15%	212	24%

In the UK demand for IT and Engineering expertise developed strongly in the fourth quarter. In the US the continued good performance in finance, office and legal compensated for lower growth in IT.

Career Services

LHH, which represents 1% of group sales and 2% of total operating income generated by operating units in 2005, increased revenues by 24% in 2005 and 50% in the fourth quarter including Altedia. On an underlying1 basis, the division experienced a further revenue decline of 12% in 2005 and 13% in the fourth quarter. The outplacement market suffered in 2005 from general lacklustre business conditions. At the same time and particularly in the fourth quarter the Leadership and Human Capital Consulting and Career Management services grew again in double digits. Operating margins in the quarter at 7.6% suffered year-on-year due to continuing lower consultant utilization.

MANAGEMENT OUTLOOK

Current trading conditions combined with the key indicators for the global staffing services market continue to point to a favourable growth for the industry. Recent changes to Adecco’s organization structure should reinforce the company’s position in the attractive professional services market.

The group therefore remains committed to its objective of growth, at or above market rates, of at least 7-9% per annum on average for the coming years providing no material changes to the macroeconomic environment. At the same time management is confident that the focus on professional business fields and on key regions will allow Adecco to continuously improve operating income margins to over 5% by 2009.

Furthermore, Adecco plans to intensify efforts to enhance its return on invested capital by further emphasizing value based management incentives systems.

Subsequent events

On February 6, 2006, Adecco published the offer document regarding the voluntary public offer to the shareholders of DIS AG to acquire their shares. The acceptance period ends on March 8, 2006. As of yesterday Adecco has secured approximately 79% of DIS AG’s capital.

Financial Agenda 2006

Q1 2006 results	May 10, 2006
Annual General Meeting	May 23, 2006
Q2 2006 results	August 16, 2006

1	See definition on page 1

Adecco SA – FY and Q4 2005 Results	Page 5 of 12	3/3/2006

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the company competes; changes in the company’s ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and 6,600 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH001213860) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office

Press.office@adecco.com	or +41 (0) 44 878 8832

There will be an audio webcast of the analyst presentation at 11 am CET, details of which can be found at our Investor Relations section at http://webcast.adecco.com.

Adecco SA – FY and Q4 2005 Results	Page 6 of 12	3/3/2006

Consolidated Statements of Operations

	Q4				Full Year
EUR millions	2005	2004	Variance %		2005	2004	Variance %
			EUR	Constant			EUR	Constant
Revenues	4,893	4,691	4%	3%	18,303	17,239	6%	6%
Direct costs of services	(4,047)	(3,906)			(15,217)	(14,365)

Gross profit	846	785	8%	6%	3,086	2,874	7%	8%
Gross margin	17.3%	16.7%			16.9%	16.7%

Selling, general & administrative expenses	(681)	(602)			(2,469)	(2,343)
Amortisation of intangibles	(1)	0			(3)	(1)

Operating income	164	183	-11%	-12%	614	530	16%	16%
Operating income margin	3.3%	3.9%			3.4%	3.1%

Interest and other expenses	33	(15)			(9)	(54)
Income applicable to minority interests	(1)	0			(2)	0
Provision for income taxes	(25)	(63)			(150)	(174)

Income from continuing operations	171	105	64%		453	302	50%

Income from discontinued operations	—	—			—	30

Net income	171	105	64%		453	332	37%

Net income margin	3.5%	2.2%			2.5%	1.9%
Basic earnings per share:
Continuing operations	0.92	0.56			2.43	1.61
Discontinued operations	—	—			—	0.16

Basic earnings per share	0.92	0.56			2.43	1.77

Diluted earnings per share:
Continuing operations	0.89	0.53			2.34	1.54
Discontinued operations	—	—			—	0.15

Diluted earnings per share	0.89	0.53			2.34	1.69

Basic weighted-average shares	186,021,669	187,290,558			186,599,019	187,074,416
Diluted weighted-average shares	195,666,817	199,682,972			196,546,937	201,328,174

Adecco SA – FY and Q4 2005 Results	Page 7 of 12	3/3/2006

Revenues and Operating Income by Division & Geographical Segment

	Revenues				Operating Income[1]
Q4 EUR millions	2005	2004	Variance %		2005	2004	Variance %
			EUR	Constant			EUR	Constant
Adecco Staffing
Europe	2,952	2,855	3	3	128	152	-16	-16
North America	736	756	-3	-8	32	17	87	72
Asia Pacific	454	449	1	1	18	19	-4	-3
Rest of World	144	110	31	20	-6	0	n.m.	n.m.

Total	4,286	4,170	3	1	172	188	-8	-9

Ajilon Professional
Europe	273	233	18	17	14	12	26	24
North America	215	189	13	6	15	12	30	23
Asia Pacific	63	61	2	0	4	2	41	41
Rest of World

Total	551	483	14	10	33	26	29	25

LHH Career Services
Europe	29	7	360	360	3	0	n.m.	n.m.
North America	27	31	-12	-17	2	5	-56	-58
Asia Pacific
Rest of World

Total	56	38	50	44	5	5	-16	-20

Total Operating Units	4,893	4,691	4	3	210	219	-4	-5

Adecco Group Summary

By Division

Adecco Staffing	4,286	4,170	3	1	172	188	-8	-9
Ajilon Professional	551	483	14	10	33	26	29	25
LHH Career Services	56	38	50	44	5	5	-16	-20

By Region

Europe	3,254	3,095	5	5	145	164	-12	-12
North America	978	976	0	-6	49	34	45	36
Asia Pacific	517	510	1	1	22	21	1	1
Rest of World	144	110	31	20	-6	0	n.m.	n.m.

Corporate Expenses					-45	-36
Amortisation of Intangibles					-1	0

Adecco Group	4,893	4,691	4	3	164	183	-11	-12

1)	Contribution (Operating income before amortisation) on the division level

Adecco SA – FY and Q4 2005 Results	Page 8 of 12	3/3/2006

Revenues and Operating Income by Division & Geographical Segment

	Revenues				Operating Income[1]
Full Year EUR millions	2005	2004	Variance %		2005	2004	Variance %
			EUR	Constant			EUR	Constant
Adecco Staffing
Europe	11,106	10,399	7	7	479	513	-7	-7
North America	2,716	2,871	-5	-5	73	43	69	65
Asia Pacific	1,768	1,619	9	10	72	59	21	23
Rest of World	495	398	24	21	2	7	-72	-67

Total	16,085	15,287	5	5	626	622	1	1

Ajilon Professional
Europe	987	873	13	14	44	37	20	21
North America	787	698	13	12	52	39	33	33
Asia Pacific	252	226	11	10	11	10	8	9
Rest of World

Total	2,026	1,797	13	13	107	86	25	25

LHH Career Services
Europe	81	26	218	218	6	-1	n.m.	n.m.
North America	111	129	-14	-13	12	27	-55	-54
Asia Pacific
Rest of World

Total	192	155	24	26	18	26	-32	-30

Total Operating Units	18,303	17,239	6	6	751	734	2	2

Adecco Group Summary

By Division

Adecco Staffing	16,085	15,287	5	5	626	622	1	1
Ajilon Professional	2,026	1,797	13	13	107	86	25	25
LHH Career Services	192	155	24	26	18	26	-32	-30

By Region

Europe	12,174	11,298	8	8	529	549	-4	-4
North America	3,614	3,698	-2	-2	137	109	26	25
Asia Pacific	2,020	1,845	9	10	83	69	20	21
Rest of World	495	398	24	21	2	7	-72	-67

Corporate Expenses					-134	-203
Amortisation of Intangibles					-3	-1

Adecco Group	18,303	17,239	6	6	614	530	16	16

1)	Contribution (Operating income before amortisation) on the division level

Adecco SA – FY and Q4 2005 Results	Page 9 of 12	3/3/2006

Revenues by Division & Geographical Segment

(Adjusted for 14th week in Q4 2004 for comparability)

	Q4				Full Year
EUR millions	2005	2004 Adjusted*	Variance %		2005	2004 Adjusted*	Variance %
			EUR	Constant			EUR	Constant
Adecco Staffing
Europe	2,952	2,724	8	8	11,106	10,268	8	8
North America	736	722	2	-4	2,716	2,837	-4	-4
Asia Pacific	454	431	6	6	1,768	1,601	10	12
Rest of World	144	105	38	26	495	393	26	23

Total	4,286	3,982	8	6	16,085	15,099	7	7

Ajilon Professional
Europe	273	222	24	22	987	862	15	15
North America	215	178	20	12	787	687	14	14
Asia Pacific	63	58	7	4	252	223	13	12
Rest of World

Total	551	458	20	16	2,026	1,772	14	15

LHH Career Services
Europe	29	7	388	388	81	26	222	223
North America	27	30	-11	-15	111	128	-14	-12
Asia Pacific
Rest of World

Total	56	37	54	48	192	154	25	27

Total Operating Units	4,893	4,477	9	8	18,303	17,025	8	8

Adecco Group Summary

By Division

Adecco Staffing	4,286	3,982	8	6	16,085	15,099	7	7
Ajilon Professional	551	458	20	16	2,026	1,772	14	15
LHH Career Services	56	37	54	48	192	154	25	27

By Region

Europe	3,254	2,953	10	10	12,174	11,156	9	9
North America	978	930	5	-1	3,614	3,652	-1	-1
Asia Pacific	517	489	6	6	2,020	1,824	11	12
Rest of World	144	105	38	26	495	393	26	23

Adecco Group	4,893	4,477	9	8	18,303	17,025	8	8

(*)	Adjusted for 14th week in Q4 2004 for comparability; acquisitions included (positive impact on group revenues of 2% for Q4 and 1% for FY)

Adecco SA – FY and Q4 2005 Results	Page 10 of 12	3/3/2006

Consolidated Balance Sheets

EUR millions	December 31, 2005	January 2, 2005
Assets
Current Assets
Cash and cash equivalents	468	879
Short-term investments	380	324
Trade accounts receivable, net	3,659	3,149
Other current assets	298	260

Total current assets	4,805	4,612

Property, equipment and leasehold improvements, net	240	261
Other assets	312	364
Intangibles, net	48	8
Goodwill	1,434	1,196

Total assets	6,839	6,441

Liabilities
Current liabilities
Accounts payable and accrued expenses	3,287	3,025
Short-term debt and current maturities of long-term debt	550	230

Total current liabilities	3,837	3,255

Long-term debt, less current maturities	722	1,272
Other liabilities	143	139

Total liabilities	4,702	4,666

Minority interests	20	2

Shareholders’ equity
Common shares	117	116
Additional paid-in capital	2,045	2,026
Treasury stock, at cost	(59)	(1)
Accumulated deficit	(25)	(356)
Accumulated other comprehensive income / (loss), net	39	(12)

Total shareholders’ equity	2,117	1,773

Total liabilities and shareholders’ equity	6,839	6,441

Adecco SA - FY and Q4 2005 Results	Page 11 of 12	3/3/2006

Consolidated Statements of Cash Flows

EUR millions	Twelve months ended
	2005	2004
Cash flows from operating activities of continuing operations
Net income	453	332
Adjustments to reconcile net income to cash flows from operating activities of continuing operations:
(Income) / loss from discontinued operations	—	(30)
Depreciation and amortisation	109	120
Other charges	21	56
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	(357)	(281)
Accounts payable and accrued expenses	80	318
Other assets and liabilities	(8)	27

Cash flows from operating activities of continuing operations	298	542

Cash flows from investing activities of continuing operations
Capital expenditures, net of proceeds	(68)	(67)
Acquisition of 85% in Altedia, net of cash acquired	(91)	—
Acquisition of Humangroup, net of cash acquired	(57)	—
Purchase of short-term investments	(491)	(168)
Proceeds from sale of short-term investments	450	278
Cash settlements on derivative instruments	(9)	93
Other investing activities, net	25	(23)

Cash flows from / (used in) investing activities of continuing operations	(241)	113

Cash flows from financing activities of continuing operations
Net decrease in short-term debt	(23)	(11)
Repayment of long-term debt	(249)	(336)
Dividends paid to shareholders	(121)	(86)
(Purchase) / proceeds from sale of treasury shares	(58)	5
Cash settlements on derivative instruments	(35)	14
Other financing activities, net	8	7

Cash flows used in financing activities of continuing operations	(478)	(407)

Net proceeds from the sale of discontinued operations	—	64
Effect of exchange rate changes on cash	10	2

Net increase / (decrease) in cash and cash equivalents	(411)	314

Cash and cash equivalents:
Beginning of period	879	565

End of period	468	879

Supplemental disclosure of non-cash investing activities:

Stock received in the sale of jobpilot	—	24

Adecco SA – FY and Q4 2005 Results	Page 12 of 12	3/3/2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 6 March 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 6 March 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary